Exhibit 23(m)(4)
AGREEMENT
TO TEMPORARILY ELIMINATE
DISTRIBUTION SERVICES FEES
SELECTED DAILY GOVERNMENT FUND
CLASS S SHARES
THIS AGREEMENT is made this 31st day of December 2009, between Selected Capital Preservation Trust, an Ohio business trust (“SCPT”) and Davis Distributors, LLC, a limited liability company organized under the laws of Delaware (“DDLLC”).
RECITALS:
WHEREAS, SCPT is a registered open-end management investment company offering one authorized series to the public, Selected Daily Government Fund (“SDGF”); and
WHEREAS, DDLLC serves as the principal underwriter for SCPT and SDGF; and
WHEREAS, paragraph eight of the Distribution Services Agreement and Plan of Distribution dated January 1, 2001, and amended January 30, 2004 provides that SCPT will pay to DDLLC at the end of each calendar month a distribution services fee computed at an annual rate of 0.25% of the average daily net assets of SDGF Class S shares; and;
WHEREAS, both SCPT and DDLLC agree in the current market environment it is desirable to temporarily eliminate the Rule 12b-1 distribution fee paid by SDGF Class S shares;
NOW, THEREFORE, the parties hereby agree as follows:
1.	Temporary Elimination Distribution Fee. DDLLC agrees to temporarily waive the 0.25% distribution fee paid by SDGF Class S shares.
2.	Duration of Agreement This Agreement shall be effective for an initial period beginning on January 1, 2009 and ending on December 31, 2010.
IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

Selected Capital Preservation Trust

By:
Thomas Tays
Vice President

Davis Distributors, LLC

By:
Kenneth Eich
President